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                            August 9, 2023

       Stefan Berndt-von B  low
       Chief Financial Officer
       Mynaric AG
       Dornierstra  e 19
       82205 Gilching, Germany

                                                        Re: Mynaric AG
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed May 1, 2023
                                                            File No. 001-41045

       Dear Stefan Berndt-von B  low:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Report of Independent Registered Public Accounting Firm, page F-2

   1. Please include a new Report of Independent Registered Public Accounting Firm in
                                                        your amendment
indicating the name of the audit firm and include an audit firm signature.
                                                        In doing so, ensure the
amendment includes the entire annual report and appropriate
                                                        updated certifications
that refer to the Form 20-F/A. Refer to Rule 2-02 of Regulation S-
                                                        X as referenced by
Instruction 2 to Item 8.A.2 of Form 20-F.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Joseph Cascarano, Senior Staff Accountant, at
(202) 551-3376 or
       Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.
 Stefan Berndt-von B  low
Mynaric AG
August 9, 2023
Page 2


FirstName LastNameStefan Berndt-von B  low   Sincerely,
Comapany NameMynaric AG
                                            Division of Corporation Finance
August 9, 2023 Page 2                       Office of Technology
FirstName LastName